UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Shopify Inc.
(Exact name of registrant as specified in its charter)

Canada	001-37400	30-0830605
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada, K2P 2L8
(Address of principal executive offices) (Zip Code)

Joseph A. Frasca, Chief Legal Officer and Corporate Secretary
Tel: 613-241-2828
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Shopify Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2020 to December 31, 2020.

The Rule relates to the disclosure of information relating to “conflict minerals,” which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten.

The Rule applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production. The Company’s applicable hardware products are (i) its Chip & Swipe Reader, (ii) its Retail Kit, and its (iii) Tap & Chip Reader, which are each manufactured by third parties ("Covered Products"). The Company also contracts to manufacture a dock for its Tap & Chip Reader. The Tap & Chip Reader dock does not contain any conflict minerals which are necessary to its functionality or production.

As required by the Rule, the Company undertook an analysis and determined that Covered Products contain one or more conflict minerals, which are necessary to the Covered Products’ functionality or production. Accordingly, as required by the Rule, the Company conducted a reasonable country of origin inquiry regarding those conflict minerals, which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule. To this end, the Company reached out to each third-party manufacturer of the Covered Products explaining the requirements of the Rule and its applicability to the Company and seeking the certification of the third-party manufacturer that the conflict minerals in the applicable Covered Product did not originate in a Covered Country. Each third-party manufacturer identified each of its suppliers of the material containing a conflict mineral and reached out to those suppliers seeking the same certification. In support of the certifications provided, the Company requested and was also provided with the third-party manufacturers' and each supplier’s basis for providing the certification.

Based on its reasonable country of origin inquiries for each of the Covered Products, the Company concluded that it has no reason to believe that those conflict minerals may have originated in a Covered Country.

This information is publicly available on the Company’s website at https://investors.shopify.com/Home/default.aspx. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

None

Section 2 - Exhibits

Item 2.01 Exhibits

None

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHOPIFY INC.

By:     /s/ Joseph A. Frasca                        May 27, 2021
    Joseph A. Frasca
    Chief Legal Officer and Corporate Secretary